June 14, 2023

Howard Efron
Jennifer Monick
Division of Corporation Finance
Office of Real Estate & Construction
Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

Re:        Cottonwood Communities, Inc. (the "Company")
Form 10-K for the year ended December 31, 2021
Filed March 30, 2022
File No. 000-56165

Dear Mr. Efron and Ms. Monick:

We are writing in response to the comment letter dated June 5, 2023, which is in response to our letter dated February 17, 2023, and the Company’s Form 10-K for the fiscal year ended December 31, 2022. For your convenience, we have reproduced the June 5, 2023 comments below and included the Company’s responses. Capitalized terms not otherwise defined herein have the meaning set forth in our prior correspondence.

Form 10-K for the year ended December 31, 2022

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Funds from Operations, page 46

1.We have reviewed your response to comment 1. In your response you state that the Performance Allocation is compensation to the Advisor for services it provides under the advisory and operating partnership agreements. It appears your exclusion of the performance participation allocation from your presentation of Core FFO is inconsistent with Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, as the performance participation allocation appears to represent a normal, recurring, cash operating expense necessary to operate your business. Please revise your calculation of Core FFO to omit the adjustment for performance participation allocation.

Response: For the reasons discussed in the prior correspondence with the Staff, the Company respectfully believes its adjustment to Core FFO for the performance participation allocation was compliant with Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations; however, the Company acknowledges the Staff’s comment and confirms that in future filings the calculation of Core FFO will omit the adjustment for the performance participation allocation for all periods presented.

Howard Efron
Jennifer Monick
Securities & Exchange Commission
June 14, 2023

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Organization and Offering Costs, page F-15

2.We note your disclosure that offering costs are paid through an adjustment to the purchase price of the share or the distribution. We further note your disclosure on page 42 that there is a distribution fee for the Class T and Class D shares. We further note your sale of Class T and Class D shares during 2022 on your Consolidated Statements of Stockholders’ Equity. Please address the following:

•Please clarify for us and in your filing if you have recorded a liability for offering costs that are not paid upfront.
•To the extent you do not record a liability for such offering cost, please tell us your basis in U.S. GAAP for not recording such liability. Within your response, please reference the authoritative accounting literature management relied upon.
•Please tell us the amount of such offering costs, if any, that have not been accrued as of December 31, 2022 and March 31, 2023.

Response: The Company records a liability for offering costs that are not paid upfront. As of March 31, 2023 and December 31, 2022 the liability for these offering costs was $5.0 million and $4.8 million, respectively. All costs that have not been paid upfront have been accrued. The Company will disclose the liability accounting treatment for these offering costs as well as the amounts going forward in future filings as follows (additions in italics):

Organization and Offering Costs

Organization and offering costs in the Follow-on Offering are paid by purchasers of the shares through an adjustment to the purchase price of the share or their distribution (depending on the class of share purchased) or by us. They are recorded as an offset to equity. As of [Date], we had incurred $[ ] million of organization and offering costs with the Follow-on Offering.

All organizational and offering costs not paid upfront are accrued as a liability and included within the line "Accounts payable, accrued expenses and other liabilities" on the consolidated balance sheet. As of [Date] and [Date] the liability for these offering costs was $[ ] million and $[ ] million, respectively.

Howard Efron
Jennifer Monick
Securities & Exchange Commission
June 14, 2023

If you need any additional information, or if the Company can be of any further assistance, please call me at 801.826.4996.

Sincerely,

Cottonwood Communities, Inc.

By: /s/ Adam Larson
Name: Adam Larson
Title: Chief Financial Officer

cc:        Laura Sirianni, Esq.
DLA Piper LLP (US)